EXHIBIT 99.1

Magal Security Systems Announces Turnkey Security Project
For Mexican VIP Residence

Features Key Proprietary Senstar Products and Magal Security FORTIS 4G Platform
Includes Long-term Service Contract

YEHUD, ISRAEL – July 20th, 2020 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced a new turnkey security project for a Mexican VIP residence.

The turn-key project features all the Company's major proprietary products and platforms. Magal Security's Physical Security Information Management (PSIM) system, FORTIS 4G Command and Control will holistically integrate the customer's Perimeter Intrusion Detection System (PIDS), installed by Magal Mexican subsidiary. FORTIS 4G's centralized proprietary software completely integrates the entire security and operational systems, allowing the security teams to make effective, real-time decisions on events.

In addition to the FORTIS 4G Command and Control platform, the customer committed to a long-term service contract for Senstar's Symphony VMS video management software with video analytics. The customer selected Symphony, which will replace a prior VMS software, for its enhanced analytics capabilities and device-vendor agnostic flexibility. Symphony, with its portfolio of innovative solutions, reduces overall costs of security operations by streamlining inputs into one source and providing more effective surveillance measures. Together, FORTIS 4G and Symphony offer the customer versatility to implement additional technology into the residential security system.

Mr. Dror Sharon, Chief Executive Officer of Magal, said, "We are proud of our Latin American team, who has expanded its relationship and showcased its professionalism with this customer since implementing our PIDS solutions in late 2019. The new contracts for Symphony and FORTIS 4G engage Magal in a long-term commitment to provide critical support as the facility expands and improves the security standards for its residents.  This VIP residence is an excellent reference for Magal to leverage in this highly lucrative segment of the Latin American market and drive future growth."

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com